                                         SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549

                                                      FORM 11-K

                                   Annual Report Pursuant to Section 15(d) of the
                                           Securities Exchange Act of 1934

(X)  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 2000

     Commission File Number 333-81577

     A.   Full title of the plan and the address of the plan, if different from that of the issuer named
          below:   The Taubman Company and Related  Entities Employee Retirement Savings Plan.

     B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal  executive office:  Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, P. O. Box 200, Bloomfield Hills,
          Michigan 48303-0200.

                                      THE TAUBMAN COMPANY AND RELATED ENTITIES
                                          EMPLOYEE RETIREMENT SAVINGS PLAN

                                            Financial Statements for the
                                       Years Ended December 31, 2000 and 1999,
                          Supplemental Schedules for the Year Ended December 31, 2000, and
                                            Independent Auditors' Report

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------------------------------------------------------

                                                                                                                    Page

INDEPENDENT AUDITORS' REPORT                                                                                          1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
     DECEMBER 31, 2000 AND 1999:

     Statement of Net Assets Available for Benefits                                                                   2
     Statement of Changes in Net Assets Available for Benefits                                                        3
     Notes to Financial Statements                                                                                  4 -10

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
     DECEMBER 31, 2000:

     Item 27a - Schedule of Assets Held for Investment Purposes                                                      11

     Item 27d - Schedule of Reportable Transactions                                                                  12

INDEPENDENT AUDITORS' REPORT

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan
Bloomfield Hills, Michigan

We have audited the accompanying  statement of net assets  available for benefits of The Taubman Company and Related Entities  Employee
Retirement  Savings Plan (the "Plan") as of December 31, 2000 and 1999,  and the related  statement of changes in net assets  available for  benefits  for  the  years  then  ended.  These  financial  statements  are  the  responsibility  of  the  Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance  with auditing  standards  generally  accepted in the United States of America.  Those  standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement.  An audit  includes  examining,  on a test  basis,  evidence  supporting  the amounts and  disclosures  in the  financial statements.  An audit also includes assessing the accounting principles used and significant  estimates made by management,  as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  such financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of December 31, 2000 and 1999,  and the changes in net assets  available  for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial  statements  taken as a whole.  The supplemental schedules of (1) assets held for  investment  purposes as of December  31, 2000,  and (2)  reportable  transactions  for the year ended
December 31, 2000, are presented for the purpose of additional  analysis and are not a required part of the basic financial  statements but are  supplementary  information  required by the Department of Labor's Rules and  Regulations  for Reporting and  Disclosure  under the Employee  Retirement  Income Security Act of 1974. The  supplemental  schedules are the  responsibility  of the Plan's  management.
Such  supplemental  schedules  have been  subjected  to the  auditing  procedures  applied  in our audit of the  basic  2000  financial statements  and, in our  opinion,  are fairly  stated in all  material  respects  when  considered  in relation to the basic  financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-----------------------------------

Detroit, Michigan
May 22, 2001

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------

                                                                                         December 31
                                                                             -----------------------------------
                                                                             2000                           1999
                                                                             ----                           ----

ASSETS:
    Investments  (Note 3):
         Fixed income contracts                                         $  22,154,180              $  22,866,924
         Equity funds                                                       1,274,076                  1,146,252
         Registered Investment Companies                                   86,538,319                 96,275,645
         Participant loans                                                  2,935,553                  3,084,808
                                                                        -------------              -------------
           Total                                                        $ 112,902,128              $ 123,373,629

    Receivables from employer                                                 542,566                    655,752
                                                                        -------------              -------------

NET ASSETS AVAILABLE
   FOR BENEFITS                                                         $ 113,444,694              $ 124,029,381
                                                                        =============               ============

See notes to financial statements.

                                        -2-

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
-----------------------------------------------------------

                                                                            Years Ended December 31
                                                                           -------------------------
                                                                            2000                1999
                                                                            ----                ----

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   BEGINNING OF THE YEAR                                               $124,029,381     $108,423,802
                                                                       ------------     ------------

ADDITIONS  (Note 4):
   Basic employee contributions                                           4,190,760     $  3,598,790
   Employer contributions                                                 2,775,135        2,546,225
   Investment income                                                      5,650,202        5,686,703
   Net (depreciation) appreciation in fair value
      of investments                                                    (10,532,355)      10,650,761
   Loan interest income                                                     250,198          257,093
                                                                       ------------     ------------
       Total additions                                                 $  2,333,940     $ 22,739,572

DEDUCTIONS -
   Benefit payments and withdrawals                                    $ 12,918,627     $  7,133,993
                                                                       ------------     ------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   END OF THE YEAR                                                     $113,444,694     $124,029,381
                                                                       ============     ============

See notes to financial statements.

                                        -3-

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------

1.   THE PLAN

     The  Taubman  Company  (Company)  and Related  Entities  Employee  Retirement  Savings  Plan (Plan) is designed to enable  certain employees of the  participating  companies to  systematically  save funds to supplement their retirement  incomes through a salary reduction  agreement.  The Plan has been amended and restated several times, the latest amendment being October 1, 1997, to comply with tax regulations and enhance benefits.

     Related Entities - These are affiliated  companies which have approved the Plan and are accepted for participation by the Board of
     ----------------
     Directors of the Company's managing partner, Taub-Co.

     Participants  - Employees  of the  Company  and  Related  Entities  become  participants  if they are not covered by a  collective
     ------------
     bargaining  agreement,  are 21 years old, and have completed their  probationary  period.  Entry is permitted monthly on the first day of the month following the one-year  probationary  period.  An individual who is employed as an on-call or temporary  employee shall be  eligible  to  participate  in the  Plan if the  individual  completes  1,000  hours of  service  in a Plan  year.  As of
     December 31, 2000 and 1999, there were 1,516 and 1,482 participants, respectively, in the Plan.

     Basic Employee  Contributions - A participant who elects to contribute to the Plan may make basic  contributions from 3% to 14% of
     -----------------------------
     compensation,  subject to the  limitations  specified  in the Plan and by tax  regulations.  The  maximum  contribution  of 14% is subject to the results of the actual deferral percentage test as defined in the Plan and,  therefore,  can vary from year to year.
     Voluntary  participant  contributions in excess of the basic  contribution are not permitted.  In addition,  contributions  may be rolled over from other qualified  pension or profit-sharing  plans at the discretion of the Plan's  administrative  committee.  No after-tax  contributions are permitted except to recharacterize  employee  contributions in order to satisfy the nondiscrimination tests.

     Employer  Contributions  - A  monthly  employer  contribution,  subject  to  the  limitations  specified  in the  Plan  and by tax
     -----------------------
     regulations, is made by the applicable participating company.  The amount contributed is the following percentage of compensation:

                                 Basic                                           Employer
                             Contribution                                      Contribution
                              Percentage                                        Percentage

                                   0%                                                2%
                                   3                                                 3
                                   4                                                 4
                                   5                                                 5
                                   6                                                 6
                               7 or more                                             7

     The Company also makes a supplemental employer contribution subject to limitations specified in the Plan and by tax regulations.

                                        -4-

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

     Vesting - Other than company  contributions,  participant  account balances are 100% vested.  Company  contributions are vested as
     -------
     follows:

                                Full Years
                                    of                                               Vesting
                                  Service                                          Percentage

                                     1                                                 10%
                                     2                                                 30
                                     3                                                 50
                                     4                                                 70
                                 5 or more                                            100

     Participants  receive a year of vesting  service as of each  anniversary of their hire date. The employee  becomes fully vested at retirement age, defined by the Plan as 65, or upon death or disability while employed.

     Forfeitures - Nonvested  contributions become forfeitures at the point the participant terminates employment.  Forfeitures reduce
     -----------
     the cash required by the participating companies to fund their contributions.

     Allocations  - Participants' accounts are valued daily.
     -----------

     Participant  Loans - A  participant  may have a maximum  of two  loans,  one  obtained  during  any 12 month  period,  at rates so
     ------------------
     stipulated by the Plan's  administrative  committee.  The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest  outstanding balance of loans during the one-year  period  ending  on the day  before  the  loan  is  granted.  Plan  earnings  are not  allocated  to the  portion  of the participant's  account balance  borrowed.  However,  interest paid by the participant is credited to the individual  participant's account balances.

     Withdrawals - Once during any 12 month  period,  a  participant  may withdraw an amount from his rollover or prior Trust  balance.
     -----------
     Once during any 12 month period,  a  participant  may request a hardship  withdrawal  from his basic  contribution  account or, if fully  vested,  his  employer  contribution  accounts  as defined in the Plan.  The  hardship  withdrawal  must be approved by the administrative committee and, once permitted, the participant cannot contribute to the Plan during the following 12 months.

     Benefit  Payments - A  participant's  account  becomes  payable  as soon as the  paperwork  is  submitted  to the  record  keeper.
     -----------------
     Retirement  benefits are payable in a lump-sum,  fixed periodic  payments,  or an annuity,  as selected by the participant.  Other benefit payments are made in lump-sum distributions.  All vested benefits transfer to beneficiaries upon death of the participant.

     For a complete  description of vesting and benefit provisions,  reference should be made to the Plan document,  which is available to all participants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.
     -------------------

     Investments - The investments of the Plan are stated at fair value, as determined by quoted market prices.
     -----------

                                        -5-

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

     Net  Appreciation/Depreciation  on Investments  includes net unrealized  gains and losses in accordance with the policy of stating
     ----------------------------------------------
     investments at fair values.

     Payment of Benefits - Benefits are recorded when paid.
     -------------------

     Security  Transactions  - Purchases and sales are accounted  for on the trade date.  Interest and dividend  income are reported as
     ----------------------
     earned on an accrual basis.  Net gains and losses are computed using the average cost.

     Administrative Expenses - All administrative expenses of the Plan are currently being paid by the participating companies.
     -----------------------

3.   INVESTMENTS

     Vanguard Fiduciary Trust Company is the Plan Trustee.  Vanguard Group of Investment  Companies,  as agent for the Plan Trustee, is the  recordkeeper  and provider of  investment  funds for the Plan.  The Plan enters into  transactions  with  parties-in-interest such as trustees or fund managers.  With the exception of the investment in Taubman  Centers,  Inc. - a company stock fund and the
     Participant Loans, the following Plan investments are held by Vanguard,  the fund manager and trustee.  Investments are summarized by category  below,  with  investments  representing  5% or more of the Plan's net assets at the beginning of the year  separately identified.

                                                                                     December 31
                                                                              ----------------------------
                                                                              2000                    1999
         Investment  Contract Fund -                                          ----                    ----
            Retirement Savings Trust                                     $ 22,154,180           $ 22,866,924

         Company Stock Fund -Taubman Centers, Inc.                       $  1,274,076           $  1,146,252

         Registered Investment Companies:
            Money Market Fund -
               Prime Portfolio                                           $  3,715,657           $  2,787,541
            Bond Fund -
               Long-Term Corporate Portfolio                                1,615,757              1,274,046
            Balanced Fund -
               Wellington                                                  11,561,938             11,504,997
            Domestic Equity Funds -
               Explorer                                                     6,715,056              5,631,967
               500 Portfolio Index Trust                                   43,190,910             52,184,977
               Growth Index                                                 4,985,593              6,584,846
               U.S. Growth                                                  6,181,448              8,376,845
               Other                                                        3,307,575              3,027,430
            Foreign Equity Fund -
               International Growth                                         3,198,769              3,791,004
            REIT Index Portfolio                                            2,065,616              1,111,992
                                                                        -------------           ------------
                Total Registered Investment Companies                   $  86,538,319           $ 96,275,645

         Participant Loans                                                  2,935,553              3,084,808
                                                                        -------------           ------------
                                                                        $ 112,902,128           $123,373,629
                                                                        =============           ============

                                             -6-

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

4.   FUND INFORMATION
     Contributions,  distributions to participants and investment  income by fund were as follows for the years ended December 31, 2000 and 1999.  Investment  options  which  comprise  less than 5% of the Plan's  total net assets  available  for  benefits  have been combined with funds having similar investment objectives.

                                                                                    Years Ended December 31
                                                                                ------------------------------
                                                                                 2000                     1999
                                                                                 ----                     ----
         Basic Employee Contributions:
            Fixed Income Contracts                                         $   455,561                $  511,982
            Money Market Fund -
               Prime Portfolio                                                 164,086                   131,477
            Bond Fund -
               Long-Term Corporate Portfolio                                    64,010                    74,537
            Balanced Fund -
               Wellington                                                      389,072                   395,814
            Domestic Equity Funds -
               Explorer                                                        254,662                   160,198
               500 Portfolio Index Trust                                     1,192,268                 1,265,520
               Growth Index                                                    457,763                   352,827
               U. S. Growth                                                    724,015                   351,945
               Other                                                           245,746                   131,108
            Foreign Equity Fund -
               International Growth                                            159,381                   112,768
            REIT Index Portfolio                                                22,084                    34,104
            Company Stock Fund                                                  62,112                    76,510
                                                                          ------------                ----------
         Total                                                            $  4,190,760                $3,598,790
                                                                          ============                ==========

         Employer Contributions:
            Fixed Income Contracts                                        $    363,925                $  402,709
            Money Market Fund -
                Prime Portfolio                                                159,284                   116,917
            Bond Fund -
                Long-Term Corporate Portfolio                                   48,534                    58,516
            Balanced Fund -
                Wellington                                                     263,098                   283,222
            Domestic Equity Funds -
                Explorer                                                       151,787                   118,155
                Growth Index                                                   323,740                   201,885
                500 Portfolio Index Trust                                      848,204                   863,154
                U. S. Growth                                                   274,918                   235,557
                Other                                                          174,798                   102,550
            Foreign Equity Fund -
                International Growth                                            99,814                    79,534
            REIT Index Portfolio                                                17,174                    25,391
            Company Stock Fund                                                  49,859                    58,635
                                                                          ------------                ----------
         Total                                                            $  2,775,135                $2,546,225
                                                                          ============                ==========

                                             -7-

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

4.   FUND INFORMATION  - CONTINUED

                                                                                    Years Ended December 31
                                                                                    -----------------------
                                                                                 2000                    1999
                                                                                 ----                    ----
     Investment Income:
            Fixed Income Contracts                                           $ 1,336,301            $  1,264,910
            Money Market Fund -
                Prime Portfolio                                                  180,639                 132,766
            Bond Fund -
                Long-Term Corporate Portfolio                                     87,958                  72,012
            Balanced Fund -
                Wellington                                                       970,220               1,062,087
            Domestic Equity Funds -
                Explorer                                                       1,276,308                 568,838
                500 Portfolio Index Trust                                        148,917               1,233,914
                Growth Index                                                    (189,265)                317,558
                U. S. Growth                                                   1,201,945                 431,026
                Other                                                            261,120                 284,639
            Foreign Equity Fund -
                International Growth                                             156,543                 176,512
            REIT Index Portfolio                                                  99,777                  73,582
            Company Stock Fund                                                   119,739                  68,859
            Participant Loans                                                    250,198                 257,093
                                                                             -----------            ------------
           Total                                                             $ 5,900,400            $  5,943,796
                                                                             ===========            ============

     Net Appreciation (depreciation) in fair value of Investments:
            Bond Fund -
                Long-Term Corporate Portfolio                                $    60,993            $  (164,491)
            Balanced Fund -
                Wellington                                                       115,008               (563,500)
                Domestic Equity Funds -
                Explorer                                                        (862,506)               890,675
                500 Portfolio Index Trust                                     (4,652,076)             7,865,598
                Growth Index                                                  (1,346,088)             1,087,905
                U. S. Growth                                                  (2,872,013)             1,042,698
                Other                                                           (669,649)               314,342
            Foreign Equity Fund -
                International Growth                                            (534,281)               574,905
            REIT Index Portfolio                                                 220,536               (120,678)
            Company Stock Fund                                                     7,721               (276,693)
           Total                                                            ------------            -----------
                                                                            $(10,532,355)           $10,650,761
                                                                            ============            ===========

                                        -8-

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

4.   FUND INFORMATION  - CONTINUED
                                                                                      Years Ended December 31
                                                                                 -------------------------------
                                                                                   2000                     1999
                                                                                   ----                     ----
     Deductions:
            Fixed Income Contracts                                            $ 1,816,153           $   2,491,761
            Money Market Fund -
                Prime Portfolio                                                   186,942                 517,937
            Bond Fund -
                Long-Term Corporate Portfolio                                      57,698                  47,426
            Balanced Fund -
                Wellington                                                        925,381                 641,793
            Domestic Equity Funds -
                Explorer                                                          905,949                 104,139
                500 Portfolio Index Trust                                       4,263,561               1,977,738
                Growth Index                                                    1,219,663                 170,784
                U. S. Growth                                                    1,703,108                 409,791
                Other                                                             606,886                 129,576
            Foreign Equity Fund -
                International Growth                                              706,871                 169,189
            REIT Index Portfolio                                                   24,456                  61,874
            Company Stock Fund                                                    155,796                  46,872
            Participant Loans                                                     346,163                 365,113
                                                                             ------------           -------------
           Total                                                             $ 12,918,627           $   7,133,993
                                                                             ============           =============

     In accordance with the Plan,  participants  investing in Taubman Centers, Inc. receive units of the stock rather than shares. The following is information regarding value per unit:

                                                                                   2000                    1999
                                                                                   ----                    ----

     Participant Unit Data
          Taubman Centers, Inc. -
                 Quarter ended March 31
                     Plan number of units outstanding                            127,950                 123,291
                     Net asset value per unit                                       9.45                   10.46

                 Quarter ended June 30
                     Plan Number of units outstanding                            125,411                 122,067
                     Net asset value per unit                                       9.34                   11.23

                 Quarter ended September 30
                     Plan number of units outstanding                            130,706                 117,906
                     Net asset value per unit                                       9.81                    9.80

                 Quarter ended December 31
                     Plan number of units outstanding                            137,293                 125,137
                     Net asset value per unit                                       9.28                    9.16

                                        -9-

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

5.   TERMINATION OF THE PLAN

     In accordance with the Plan, if a participating  company withdraws from or terminates the Plan, all employees of such company will become fully vested in their contribution  account balances.  In the event of termination,  the administrative  committee,  in its sole  discretion,  may direct  payment of such  amounts in cash,  in assets of the Plan,  or in the form of  immediate or deferred payment annuity contracts.

6.   INTERNAL REVENUE SERVICE STATUS

     The Internal  Revenue Service has determined and informed the Company by letter dated February 16, 1995, that the Plan, as amended and restated on January 1, 1994,  meets the  requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under Section  501(a) of the Code. In  management's  opinion,  the Plan  continues to be  administered  in accordance with the requirements of such sections.

                                        -10-

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SCHEDULE H, Part 4, 4i                                                                             Employer Number   38-3081510
AS OF DECEMBER 31, 2000                                                                           Plan Number               001
-------------------------------------------------------------------------------------------------------------------------------

NAME OF ISSUER                            DESCRIPTION OF INVESTMENTS                          COST            CURRENT VALUE

*  Vanguard                               500 Portfolio Index Trust
                                            Stock Fund                                   $24,851,138          $43,190,910
*  Vanguard                               Retirement Savings Trust                        22,154,180           22,154,180
*  Vanguard                               Wellington, Stock and Bond
                                            Balanced Fund                                 10,570,032           11,561,938
*  Vanguard                               Explorer, Stock Fund                             6,532,234            6,715,056
*  Vanguard                               Extended Market Index Trust,
                                            Stock Fund                                     1,615,990            1,322,615
*  Vanguard                               Growth Index Trust, Stock Fund                   5,294,406            4,985,593
*  Vanguard                               Prime Portfolio, Money
                                            Market Fund                                    3,715,657            3,715,657
*  Vanguard                               Long-Term Corporate Portfolio
                                            Bond Fund                                      1,655,153            1,615,757
*  Taubman Centers, Inc.                  Company Stock Fund                               1,360,641            1,274,076
*  Vanguard                               International Growth, Stock Fund                 3,110,523            3,198,769
*  Vanguard                               U.S. Growth, Stock Fund                          7,400,080            6,181,448
*  Vanguard                               Small Cap, Stock Fund                            1,606,403            1,433,071
*  Vanguard                               REIT Index Portfolio, Real Estate Fund           2,051,374            2,065,616
*  Vanguard                               Value Index Trust Stock Fund                       547,058              551,889
*  Loans to 341 participants              Participant borrowings against their
                                            individual account balances,
                                            interest rates from 7.0% to
                                            10.5% and maturing through
                                            November 2010                                  2,935,553            2,935,553
                                                                                         -----------         ------------
   Total                                                                                 $95,400,422         $112,902,128
                                                                                         ===========         ============

   Note - Cost includes accrued interest
*  Denotes party-in-interest

                                        -11-

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
SCHEDULE H, Part 4, 4j                                                                   Employer Number 38-3081510
YEAR ENDED DECEMBER 31, 2000                                                             Plan Number 001
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Security transactions which individually or in the aggregate exceed 5% of plan assets at the beginning of the year:

 Name of            Description               No. of              Purchase         Selling          Cost of       Net Gain
 Issuer              of Asset              Transactions            Price**          Price**          Asset *        (Loss)
Vanguard           Retirement Savings           122             $4,162,507
Vanguard           Retirement Savings           139                               $4,875,251      $4,875,251     $     -0-
Vanguard           500 Index Fund                90              4,480,632
Vanguard           500 Index Fund               154                                8,499,971       4,956,458     3,543,513
Vanguard           Prime Money Market           142              4,713,696
Vanguard           Prime Money Market           121                                3,785,510       3,785,510           -0-
Vanguard           Explorer Fund                 89              5,490,163
Vanguard           Explorer Fund                 76                                3,575,099       3,306,856       268,243
Vanguard           U.S. Growth                   77              3,745,686
Vanguard           U.S. Growth                   97                                2,926,901       2,443,842       483,059

   * Cost includes accrued interest.
 ** Current value of asset on transaction date.

                                        -12-

                                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 20th day of June, 2001.

                                                             THE TAUBMAN COMPANY AND RELATED
                                                             ENTITIES EMPLOYEE RETIREMENT
                                                             SAVINGS PLAN

                                                            By:  Vanguard Fiduciary Trust Company,
                                                            as Trustee:

                                                            By: /s/  Dennis Simmons
                                                             ----------------------------------

                                                            Its:  Principal
                                                            -----------------------------------

                                        -13-

                                                    EXHIBIT INDEX

     Exhibit
     Number                   Description

     23             --    Consent of Deloitte & Touche LLP

                                        -14-

INDEPENDENT AUDITORS' CONSENT

We consent to the  incorporation by reference in Registration  Statement on Form S-8, File No.  333-81577 of Taubman Centers,  Inc., of
our  report  dated May 22, 2001,  appearing  in  this  Annual  Report  on Form  11-K  of The  Taubman  Company  and  Related  Entities  Employee
Retirement Savings Plan for the year ended December 31, 2000.

/s/ Deloitte & Touche LLP
-----------------------------------

Detroit, Michigan
June 20, 2001

                                        -15-